Via EDGAR

April 19, 2012

Securities and Exchange Commission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Investment Corporation
File No. 814-00646
Filing of Joint Fidelity Bond Pursuant to
Rule 17g-1

Dear Commissioners:

On behalf of Apollo Investment Corporation (the “Corporation”), a company that has elected to be treated as a business development company under the Investment Company Act of 1940 (the “1940 Act”), I am filing the following documents pursuant to Rule 17g-1 under the 1940 Act:

(i)	a copy of the resolutions of a majority of the board of directors who are not “interested persons” of the Corporation (as defined in the 1940 Act) approving the amount, type, form and coverage of the joint fidelity bond, attached hereto as Exhibit A;

(ii)	a copy of the Corporation’s joint insured fidelity bond, attached hereto as Exhibit B; and

(iii)	a copy of the joint fidelity bond agreement between the Corporation and all of the other named insureds, attached hereto as Exhibit C.

The Corporation would have provided and maintained a single insured bond in the amount of at least $1.5 million had it not been named as an insured under a joint insured bond. The Corporation has paid a premium for a $5.0 million bond for the policy period, April 5, 2012 through April 5, 2013.

If you have any questions, please do not hesitate to contact me at 212.822.0456.

Kind regards,

/s/ Joseph D. Glatt
Joseph D. Glatt
Secretary

CERTIFICATE OF SECRETARY

The undersigned, Joseph D. Glatt, Secretary of Apollo Investment Corporation, a Maryland Corporation (the “Corporation”) does hereby certify that:

1.	This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Corporation’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely upon this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Corporation, and has custody of the corporate records of the Corporation and is a proper officer to make this certification.

3.	Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Corporation, including a majority of the Board of the Directors who are not “interested persons” of the Corporation, approving the amount, type, form and coverage of the Bond.

4.	Premiums have been paid for the period April 5, 2012 to April 5, 2013.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 19th day of April, 2012.

/s/ Joseph D. Glatt
Joseph D. Glatt
Secretary

EXHIBIT A

RESOLVED, that the Corporation, Adviser and Administrator shall be named as an insured under a joint insured fidelity bond (the “Bond”) having an aggregate coverage of $5 million issued by Chartis, a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Corporation from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act;

RESOLVED, that the proposed form and amount of the Bond be, and the same hereby are, approved by the Directors, and separately approved by the Directors who are not “interested persons” of the Corporation (as defined in the 1940 Act), based on such factors including, but not limited to the amount of the Bond, the expected value of the assets of the Corporation to which any person covered under the Bond may have access, the estimated amount of the premium for such Bond, the type and terms of the arrangements made for the custody and safekeeping of the Corporation’s assets, and the nature of the securities in the Corporation’s portfolio;

RESOLVED, that the share of the premium to be allocated to the Corporation, the Adviser and the Administrator for the Bond, which is based upon their proportionate share of the sum of the premiums that would have been paid if such Bond had been purchased separately, be, and the same hereby is, approved by the Directors and separately approved by the Directors who are not “interested persons” of the Corporation (as defined in the 1940 Act), after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of the business activities of those other parties, the amount of the Bond and the extent to which the share of the premium allocated to the Corporation under the Bond is less than the premium the Corporation would have had to pay had it maintained a single insured bond;

RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized to obtain the Bond and pay the premium therefore;

RESOLVED, that the agreement among the Corporation, the Adviser and the Administrator providing that in the event that any recovery is received under the Bond as a result of a loss sustained by the Corporation and also by any other named insured, the Corporation shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 is approved with such further changes therein as the officers of the Corporation may determine to be necessary or desirable and proper with the advice of Corporation counsel, the execution of said Joint Fidelity Bond Agreement by such officers to be conclusive evidence of such determination; and

RESOLVED, that the Secretary of the Corporation be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect the Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

EXHIBIT B

Why Choose Chartis for your Executive Liability Coverage needs?

UNDERWRITING EXPERTISE & MARKET DEDICATION

•	Named the #1 provider of Directors & Officers insurance and Employment Practices Liability insurance [1]

•	More than four decades of experience and commitment to the market, offering stable, high-limit capacity with a diverse appetite for risk

•	Broad and innovative product offering, including unrivaled international capabilities via our Passport platform

•	Ongoing pursuit of outstanding client service through continuous dialogue and client feedback response

•	Over 350 dedicated underwriting professionals with an average of 10 years of industry experience

•	A dedicated legal staff skilled in developing manuscript solutions tailored to client coverage needs

•	Regional offices provide local underwriting presence and authority, delivering expertise and solutions across all lines of business

•	Specialized underwriting and claims units focused on key segments, including Errors and Omissions, Financial Institutions, Fidelity and Private and Non-Profit

•	Large geographic footprint that benefits companies doing business in multiple international jurisdictions

•	Nearly 20,000 unique policyholders[2]

SUPERIOR CLAIMS MANAGEMENT

•	We have a claims staff of 300 who manage 30,000 new claims per year, averaging 2,250 new claims per month

•	Our claims management team has an average of 15 years of industry experience for management

•	Total payments made by Executive Liability on behalf of its insureds in 2009 totaled more than $1.9 billion

•	Resolved claims exceeding $9 million in value have increased over 850 percent since 1996 [3]

•	The top 25 claims paid by Executive Liability in 2009 totaled over $300 million

CHARTIS FINANCIAL SNAP-SHOT

•	Chartis U.S. Policyholder Surplus is $28 billion[4] (increased 58% from 12/31/05 to 12/31/09)

•	In 2009, Chartis companies wrote in excess of $40 billion gross written premiums worldwide

•	Chartis has ample resources to pay policyholder claims, paying $71 million in claims worldwide every business day in 2009

•

Objective sources confirm our company’s strong financial standing. From rating agencies to broker assessments, metrics in the insurance industry indicate that Chartis remains one of the most financially secure insurance organizations

•	Our financial strength combined with our experience, global reach and broad range of product and service offerings, solve the insurance needs of 40 million clients worldwide

STAYING POWER

Our consistent market leadership and commitment has lasted for more than four decades, while other carriers shift their focus and support from year-to-year. Our global underwriting capacity, philosophy and expertise-coupled with our local presence-enables Executive Liability to assess the most complex risks and respond rapidly when unforeseen events occur.

1	The Risk and Insurance Management Society 2009 Benchmark Survey http://www.rims.org/resources/BenchmarkSurvey/Pages/default.aspx.
2	Does not include Programs or Small Business accounts.
3	NERA Economic Consulting.
4	Year ended December 31, 2009.

INNOVATIVE SOLUTIONS

Management Liability

Executive EdgeSM: Primary public company D&O coverage with market leading features, including advancement of covered loss for directors and officers when the company fails or refuses to indemnify for any reason, worldwide investigation and inquiry coverage and a simplified “entity vs. insured” exclusion in place of the “insured vs. insured” exclusion.

Executive Shield: Follow form excess Side-A Directors & Officers Liability Insurance with Difference In Conditions coverage that is distinct from other Side-A DIC policies. The policy provides individual directors and officers with the coverage they need to protect themselves and their assets when facing a claim.

PrivateEdge Plus: A flexible modular package that offers market-leading management and professional liability coverage for private companies of any size. Choose one or combine multiple coverage options to customize a comprehensive program that meets specific business needs.

Not-for-Profit-Risk-Protector®: A flexible modular package policy designed to help non-profit organization clients manage their management liability and other liability risks. Choose one or combine multiple coverage options to customize a comprehensive program that meets specific business needs. The policy is available to all non-profit organizations regardless of revenue, asset size or employee count.

Public Entity Plan and Trustee Protector: A policy that protects individuals who manage governmental entity employee benefit plans from fiduciary liability exposures.

Financial Institutions Risk Protector®: A modular package of management and professional liability coverages for private and public financial institutions. Coverages can be bundled into one policy to provide flexible protection tailored for a financial institution’s full spectrum of management and professional liability risks.

Excess EdgeSM: Follow form excess management and professional liability coverage that reduces the administrative burden facing brokers and their clients when placing excess insurance for directors and officers liability, employment practices liability, fiduciary liability, errors and omissions liability, and other executive liability exposures.

Professional Liability

Specialty Risk Protector®: A modular package of professional liability and data network security coverages for all types of businesses. Businesses can bundle multiple lines of coverage into one policy.

Corporate Counsel Premier®: Provides general counsel and other in-house attorneys employed by public and private companies with coverage for claims alleging professional malpractice.

Lawyers Professional Liability Program: This admitted program provides broad coverage for attorneys and includes crisis management coverage to help mitigate damage to a law firm’s reputation.

Personal Identity Coverage: Enables organizations to extend expert assistance and financial relief to employees, customers or members who are victims of identity theft. This innovative program combines extensive recovery support as well as reimbursement of costs related to a theft incident.

Value Added Services

Passport: State-of-the-market approach for multinationals to secure locally-admitted insurance that is in sync with local requirements and customs, and written in local language worldwide.

EPL Pak® Premier: The Employment Practices Liability Loss Prevention Pack offered through Jackson Lewis, LLP, helps insureds proactively mitigate employment practices exposures. The program includes both training programs that help instill proper employment practices within an organization and resources to keep employers informed of changing statutes, regulations and court decisions shaping the employment landscape.

CrisisFund®: Built-in crisis management enhancement provides policyholders with professional support, including a 24-hour hotline with access to claims specialists, and immediate funds in the event of a serious crisis. Up to $250,000 of additional policy limits available to cover immediate expenses and an additional $50,000 limit to retain the services of a public relations or crisis management firm.

Fidelity Research and Investigative Settle Clause (FRISC): A unique provision in Fidelity policies that allows the insured to select an investigative specialist or forensic accountant to determine the facts of the case and quantify the loss. This sets the stage for an efficient, cooperative loss investigation and settlement process that can save the insured time and money. Even if the loss is ultimately determined to not be covered under the policy, the insurer still pays half of the investigation expenses.

eDiscovery Solutions: A litigation-management tool devised to create a strategy to handle the collection of electronically stored information throughout litigation.

Panel Counsel: Comprised of some of the nation’s premier litigators who specialize in defending securities, employment practices, fiduciary liability and technology litigation. Participating law firms have a proven record of achieving litigation success while maximizing litigation efficiency. Consistent superior performance is required to maintain a position on the panel.

For more information about Executive Liability, please contact us at executiveliability@chartisinsurance.com or visit www.chartisinsurance.com.

Chartis is a world leading property-casualty and general insurance organization serving more than 40 million clients in over 160 countries and jurisdictions. With a 90-year history, one of the industry’s most extensive ranges of products and services, deep claims expertise and excellent financial strength, Chartis enables its commercial and personal insurance clients alike to manage virtually any risk with confidence.

Chartis is the marketing name for the worldwide property-casualty and general insurance operations of Chartis Inc. For additional information, please visit our website at www.chartisinsurance.com. All products are written by insurance company subsidiaries or affiliates of Chartis Inc. Coverage may not be available in all jurisdictions and is subject to actual policy language. Non-insurance products and services may be provided by independent third parties. Certain coverage may be provided by a surplus lines insurer. Surplus lines insurers do not generally participate in state guaranty funds and insureds are therefore not protected by such funds.

POLICYHOLDER NOTICE

Thank you for purchasing insurance from the Chartis companies. Chartis insurance companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by Chartis insurance companies to brokers and independent agents in the United States by visiting our website at www.chartisinsurance.com/producercompensation or by calling 1-800-706-3102.

91222 (12/09)

National Union Fire Insurance Company of Pittsburgh, Pa. ®

A capital stock company

FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to October, 1987

Item 1.	Name of Insured (herein called Insured):	Bond Number 01-686-02-51
APOLLO INVESTMENT CORPORATION

Principal Address:	9 WEST 57TH STREET NEW YORK, NY 10019

Item 2.	Bond Period: from 12:01 a.m. on April 5, 2012		to 12:01 a.m. on April 5, 2013
	standard time.	(MONTH, DAY, YEAR)	(MONTH, DAY, YEAR)

Item 3.	The Aggregate Liability of the Underwriter during the Bond Period shall be $5,000,000

Item 4.	Subject to Sections 4 and 11 hereof,
	The Single Loss Limit of Liability is	$5,000,000
	and the Single Loss Deductible is	$50,000

	Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert “Not Covered.”)

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible

Basic Bond Coverage	$5,000,000	$50,000
Insuring Agreement (D)-FORGERY OR ALTERATION	$5,000,000	$50,000
Insuring Agreement (E)-SECURITIES	$5,000,000	$50,000
Optional Insuring Agreements and Coverages:
Computer Systems	$5,000,000	$50,000
Audit Expense	$50,000	$5,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:
#1,#2,#3,#4,#5,#6,#7,#8,#9,#10,#11,#12,#13,#14,#15,#16

    1158414

46726 (12/87)	1

Item 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 01-615-45-59 such termination or cancelation to be effective as of the time this bond becomes effective.

Premium: $19,995

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT	SECRETARY

AUTHORIZED REPRESENTATIVE

COUNTERSIGNATURE	DATE	COUNTERSIGNED AT

AON RISK SERVICES NORTHEAST INC.
199 WATER ST
NEW YORK, NY 10038-3526

    1158414

46726 (12/87)	2

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B)	(1) Loss of Property resulting directly from

(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured.

(2)	Loss of or damage to

(a)	furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief,

provided that

(i)	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss of damage, and

(ii)	the loss is not caused by fire.

(8/88)

IN TRANSIT

(C)	Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b)	a Transportation Company and being transported in an armored motor vehicle, or

(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i)	records, whether recorded in writing or electronically, and

(ii)	Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii)	Negotiable instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D)	Loss resulting directly from

(1)	Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

(2)	transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

(8/88)	- 2-

SECURITIES

(E)	Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others.

(1)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

(a)	Certificated Security,

(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c)	Evidence of Debt,

(d)	Instruction to a Federal Reserve Bank of the United States, or

(e)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

(i)	bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii)	is altered, or

(iii)	is lost or stolen;

(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney. Guarantee, or any items listed in (a) through (c) above;

(3)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F)	Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A.	Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

(8/88)	- 3-

ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION,

MERGER OR PURCHASE OF ASSETS-NOTICE

B.	If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a)	has occurred or will occur in offices or premises, or

(b)	has been caused or will be caused by an employee or employees of such institution, or

(c)	has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL-NOTICE

C.	When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D.	The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

(8/88)	- 4-

Any misrepresentation omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E.	If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS

AGAINST INSURED-ELECTION TO DEFEND

F.	The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any clauses of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

(8/88)	- 5-

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a)	Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b)	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c)	Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d)	Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e)	Employee means:

(1)	a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3)	a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;

(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date to this bond;

(5)

each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners,

(8/88)	- 6-

officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor) and

(6)	a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f)	Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(g)	Financial Interest in the Insured of the Insured’s general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1)	as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business of the date of discovery of loss covered by this bond, in the aggregate of:

(a)	the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participants of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b)	the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(8/88)	- 7-

(2)	as respects limited partners the value of such limited partner’s(’) investment in the Insured.

(h)	Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

(i)	Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j)	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge, of the Uncertificated Security specified be registered.

(k)	Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l)	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m)	Negotiable Instrument means any writing

(1)	signed by the maker or drawer; and

(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)	is payable on demand or at a definite time; and

(4)	is payable to order or bearer.

(n)	Partner means a natural person who

(1)	is a general partner of the Insured, or

(2)	is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

(o)	Property means Money, Certificated Securities. Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

(8/88)	- 8-

(p)	Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(1)	a description of the Issue of which the Uncertificated Security is a part;

(2)	the number of shares or units;

(a)	transferred to the registered owner;

(b)	pledged by the registered owner to the registered pledgee;

(c)	released from pledge by the registered pledgee;

(d)	registered in the name of the registered owner on the date of the statement; or

(e)	subject to pledge on the date of the statement;

(3)	the name and address of the registered owner and registered pledgee;

(4)	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)	the date:

(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b)	the pledge of the registered pledgee was registered, or

(c)	of the statement, if it is a periodic or annual statement.

(q)	Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r)	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participators, interests or obligations.

(8/88)	- 9-

(s)	Withdrawal Order means a non-negotiable instrument, other than an instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

(a)	loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);

(b)	loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c)	loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d)	loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e)	loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);

(f)	loss resulting from any violation by the Insured or by any Employee

(1)	of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)	of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(8/88)	- 10-

(g)	loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B) (1) (a);

(h)	loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i)	loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j)	damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k)	loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

(1)	in obtaining credit or funds, or

(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3)	in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l)	loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(8/88)	- 11-

(2)	to do damage to the premises of property of the Insured, except when covered under Insuring Agreement (A);

(n)	loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o)	loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p)	loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q)	loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r)	loss of Property while

(1)	in the mail, or

(2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

(s)	potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t)	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u)	all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this bond, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v)	indirect or consequential loss of any nature;

(w)	loss involving any Uncertificated Security except an Uncertified Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(8/88)	- 12-

(x)	loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y)	loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z)	loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa)	loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)	The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

(8/88)	- 13-

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from

(a)	any one act or series or related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b)	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)	any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF-LEGAL PROCEEDINGS

AGAINST UNDERWRITER

Section 5.

(a)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)	Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)	Loss certified Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)	Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(8/88)	- 14-

(e)	If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)	This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property Other Than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

(8/88)	- 15-

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT-SUBROGATION-RECOVERY-COOPERATION

Section 7.

(a)	in the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)	In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c)	Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)	Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall

(1)	submit to examination by the Underwriter and subscribe to the same under oath; and

(2)	produce for the Underwriter’s examination all pertinent records; and

(3)	cooperate with the Underwriter in all matters pertaining to the loss.

(e)	The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

(8/88)	- 16-

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following: -(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

(8/88)	- 17-

This bond terminates as to any Employee or any partner, officer or employee of any Processor - (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

(8/88)	- 18-

RIDER# 1

This rider, effective 12:01 am	April 5, 2012	forms a part of
bond number 01-686-02-51
issued to APOLLO INVESTMENT CORPORATION

by            National Union Fire Insurance Company of Pittsburgh, Pa.

NEW YORK STATUTORY RIDER/ENDORSEMENT

To be attached to and form part of Financial Institution Bond, Standard Form No.    , No. in favor of

It is agreed that:

1.	Part (a) of the Section entitled “Termination or Cancelation” of this bond/policy is deleted.

2.	Cancelation of this bond/policy by the Underwriter/Company is subject to the following provisions:

If the bond/policy has been in effect for 60 days or less, it may be cancelled by the Underwriter/Company for any reason. Such cancelation shall be effective 20 days after the Underwriter/Company mails a notice of cancelation to the first-named insured at the mailing address shown in the bond/policy. However, if the bond/policy has been in effect for more than 60 days or is a renewal, then cancelation must be based on one of the following grounds:

(A)	non-payment of premium;

(B)	conviction of a crime arising out of acts increasing the hazard insured against;

(C)	discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of claim thereunder;

(D)	after issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of any bond/policy condition that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current bond/policy period;

(E)	material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;

(F)	the cancelation is required pursuant to a determination by the superintendent that continuation of the present premium volume of the insurer would jeopardize that insurer’s solvency or be hazardous to the interests of the insureds, the insurer’s creditors or the public;

NEW YORK STATUTORY RIDER/ENDORSEMENT FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15, 24, AND 25 AND EXCESS BANK EMPLOYEE DISHONESTY BONDS, STANDARD FORM NO. 28, AND COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS TO COMPLY WITH STATUTORY REQUIREMENTS.

REVISED TO DECEMBER 1993

END 001

SR 6180b	Page 1 of 2

RIDER # 1 (Continued)

(G)	a determination by the superintendent that the continuation of the bond/policy would violate, or would place the insurer in violation of, any provision of the New York State insurance laws.

(H)	where the insurer has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the insured property will be destroyed by the insured for the purpose of collecting the insurance proceeds, provided, however, that:

(i)	a notice of cancelation on this ground shall inform the insured in plain language that the insured must act within ten days if review by the Insurance Department of the State of New York of the ground for cancelation is desired, and

(ii)	notice of cancelation on this ground shall be provided simultaneously by the insurer to the Insurance Department of the State of New York.

Cancelation based on one of the above grounds shall be effective 15 days after the notice of cancellation is mailed or delivered to the named insured, at the address shown on the bond/policy, and to its authorized agent or broker.

3.	If the Underwriter/Company elects not to replace a bond/policy at the termination of the bond/policy period, it shall notify the insured not more than 120 days nor less than 60 days before termination. If such notice is given late, the bond/policy shall continue in effect for 60 days after such notice is given. The Aggregate Limit of Liability shall not be increased or reinstated. The notice not to replace shall be mailed to the insured and its broker or agent.

4.	If the Underwriter/Company elects to replace the bond/policy, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any premium increase as a result of experience rating), the Underwriter must mail written notice to the insured and its agent or broker not more than 120 days nor less than 60 days before replacement. If such notice is given late, the replacement bond/policy shall be in effect with the same terms, conditions and rates as the terminated bond/policy for 60 days after such notice is given.

5.	The Underwriter/Company may elect to simply notify the insured that the bond/policy will either be not renewed or renewed with different terms, conditions or rates. In this event, the Underwriter/Company will inform the insured that a second notice will be sent at a later date specifying the Underwriter’s/Company’s exact intention. The Underwriter shall inform the insured that, in the meantime, coverage shall continue on the same terms, conditions and rates as the expiring bond/policy until the expiration date of the bond/policy or 60 days after the second notice is mailed or delivered, whichever is later.

NEW YORK STATUTORY RIDER/ENDORSEMENT

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15, 24, AND 25 AND EXCESS BANK EMPLOYEE DISHONESTY BONDS, STANDARD FORM NO. 28, AND COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS TO COMPLY WITH STATUTORY REQUIREMENTS.

REVISED TO DECEMBER 1993

AUTHORIZED REPRESENTATIVE

END 001

SR 6180b	Page 2 of 2

RIDER# 2

This rider, effective 12:01 am	April 5, 2012	forms a part of
bond number 01-686-02-51 issued to APOLLO INVESTMENT CORPORATION

by            National Union Fire Insurance Company of Pittsburgh, Pa.

NAMED INSURED RIDER

It is agreed that:

1.	The complete Named Insured under the attached bond is as follows:

Apollo Investment Management, L.P.

Apollo Investment Administration, LLC

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© Chartis Inc. All rights reserved.

RIDER 2

RIDER# 3

This rider, effective 12:01 am	April 5, 2012	forms a part of

bond number        01-686-02-51

issued to        APOLLO INVESTMENT CORPORATION

by            National Union Fire Insurance Company of Pittsburgh, Pa.

EMPLOYEE DEFINITION AMENDED RIDER

It is agreed that:

1.	Paragraph (e) of Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS Clause of the attached bond is amended by adding the following additional paragraph to the end thereof:

(e)	Employee means:

(1)	any of the Insured’s officers, partners, or employees, and

(2)	any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and

(3)	attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4)	guest students pursuing their studies or duties in any of the Insured’s offices, and

(5)	directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6)	any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

RIDER 3

RIDER# 3 (Continued)

This rider, effective 12:01 am	April 5, 2012	forms a part of

bond number 01-686-02-51

issued to APOLLO INVESTMENT CORPORATION

by            National Union Fire Insurance Company of Pittsburgh, Pa.

(7)	each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8)	those persons so designated in Section 15, Central Handling of Securities, and

(9)	any officer, partner or Employee of

a)	an investment advisor,

b)	an underwriter (distributor),

c)	a transfer agent or shareholder accounting record-keeper, or

d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

RIDER 3

RIDER# 3 (Continued)

This rider, effective 12:01 am	April 5, 2012	forms a part of

bond number 01-686-02-51

issued to APOLLO INVESTMENT CORPORATION

by            National Union Fire Insurance Company of Pittsburgh, Pa.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© Chartis Inc. All rights reserved.

RIDER 3

RIDER# 4

This rider, effective 12:01 am	April 5, 2012	forms a part of

bond number        01-686-02-51

issued to        APOLLO INVESTMENT CORPORATION

by            National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED FIDELITY WORDING

In consideration of the premium charged, it is hereby understood and agreed that:

1.	Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and replaced with the following:

(A)	Loss resulting directly from dishonest or fraudulent acts, including larceny or embezzlement, committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; or

(b)	to obtain financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee; or results in an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided that the Insured establishes that the Employee intended to participate in the financial benefit.

The word “Loan” as used in this Insuring Agreement means all extension of credit by the insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The word “Trading” as used in this Insuring Agreement means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.

As used in this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions, or other employee benefits earned in the normal course of business.

RIDER 4

RIDER# 4 (Continued)

This rider, effective 12:01 am	April 5, 2012	forms a part of

bond number 01-686-02-51

issued to APOLLO INVESTMENT CORPORATION

by            National Union Fire Insurance Company of Pittsburgh, Pa.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached policy other than as above stated.

AUTHORIZED REPRESENTATIVE

© Chartis Inc. All rights reserved.

RIDER 4

RIDER# 5

This rider, effective 12:01 am	April 5, 2012	forms a part of

bond number        01-686-02-51

issued to        APOLLO INVESTMENT CORPORATION

by            National Union Fire Insurance Company of Pittsburgh, Pa.

FIDELITY DEDUCTIBLE AMENDED RIDER

It is agreed that:

1.	Solely with respect to Insuring Agreement (A) FIDELITY, the Single Loss Deductible amount stated in Item 4 of the Declarations of the attached bond is deleted in its entirety and replaced with the following: $0.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© Chartis Inc. All rights reserved.

RIDER 5

RIDER# 6

This rider, effective 12:01 am	April 5, 2012	forms a part of

bond number        01-686-02-51

issued to        APOLLO INVESTMENT CORPORATION

by            National Union Fire Insurance Company of Pittsburgh, Pa.

UNCERTIFICATED SECURITIES COVERAGE

It is agreed that:

1.	Insuring Agreement E - Securities, Item (1) (i) is hereby deleted and replaced with the following:

(i)	Statement of Uncertificated Security in any book entry form.

2.	Section 2 - Exclusions, Item (y) is hereby deleted in its entirety.

3.	Section 1 - Definitions, Item (p) is hereby amended by deleting from it the words “Uncertificated Securities of any Federal Reserve Bank of the United States” and replacing them with the words “Uncertificated Securities of any issuer.”

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 006

RIDER# 7

This rider, effective 12:01 am	April 5, 2012	forms a part of

bond number        01-686-02-51

issued to        APOLLO INVESTMENT CORPORATION

by            National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER SYSTEMS

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	Entry of Electronic Data or Computer Program into, or

(2)	Change of Electronic Data or Computer Program within any Computer Systems operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

(i)	property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee or the Insured acting in good faith

(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

RIDER 7

RIDER# 7 (Continued)

This rider, effective 12:01 am	April 5, 2012	forms a part of

bond number 01-686-02-51

issued to APOLLO INVESTMENT CORPORATION

by            National Union Fire Insurance Company of Pittsburgh, Pa.

2.	In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

A.	Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

B.	Computer Systems means

1)	computers with related peripheral components, including storage components wherever located,

2)	systems and applications software,

3)	terminal devices, and

4)	related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

C.	Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

D.	Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper;

E.	Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon between the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business.

RIDER 7

RIDER# 7 (Continued)

This rider, effective 12:01 am	April 5, 2012	forms a part of

bond number 01-686-02-51

issued to APOLLO INVESTMENT CORPORATION

by            National Union Fire Insurance Company of Pittsburgh, Pa.

EXCLUSIONS

A.	loss resulting directly or indirectly form the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

B.	loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

C.	loss resulting directly or indirectly from

1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

2)	failure or breakdown of electronic data processing media, or

3)	error or omission in programming or processing;

D.	loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism;

E.	loss resulting directly from the theft to confidential information

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

RIDER 7

RIDER# 7 (Continued)

This rider, effective 12:01 am	April 5, 2012	forms a part of

bond number 01-686-02-51

issued to APOLLO INVESTMENT CORPORATION

by            National Union Fire Insurance Company of Pittsburgh, Pa.

3.	The exclusion below, as found in financial institution bonds forms 14 and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);”

4.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements or the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© Chartis Inc. All rights reserved.

RIDER 7

RIDER# 8

This rider, effective 12:01 am	April 5, 2012	forms a part of

bond number        01-686-02-51

issued to        APOLLO INVESTMENT CORPORATION

by            National Union Fire Insurance Company of Pittsburgh, Pa.

AUDIT EXPENSE

It is agreed that:

1.	An additional paragraph, as follows, is inserted as the fifth paragraph of the Fidelity Insuring Agreement.

Audit Expense Coverage $50,000 (for coverage, an amount must be inserted)

This Insuring Agreement shall be subject to a deductible of $ 5,000

Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite “Audit Expense Coverage”; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations.

2.	The following paragraph is substituted for Section 2 (d):

(d)	loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

3.	The following paragraph is substituted for Section 2 (u):

(u)	all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

AUTHORIZED REPRESENTATIVE

© Chartis Inc. All rights reserved.

RIDER 8

RIDER# 9

This rider, effective 12:01 am	April 5, 2012	forms a part of

bond number        01-686-02-51

issued to        APOLLO INVESTMENT CORPORATION

by            National Union Fire Insurance Company of Pittsburgh, Pa.

ERISA

It is agreed that:

1.	The following shall be included as Insured:

any of the Insured’s Employee Welfare or Pension Benefit Plans now existing or hereafter created or acquired which are required to be bonded under the Employee Retirement Income Security Act of 1974.

2.	“Employee” as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

3.	If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plan Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

4.	In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or if more than one by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent of that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

5.	If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

RIDER 9

RIDER# 9 (Continued)

This rider, effective 12:01 am	April 5, 2012	forms a part of

bond number 01-686-02-51

issued to APOLLO INVESTMENT CORPORATION

by            National Union Fire Insurance Company of Pittsburgh, Pa.

6.	The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

7.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

AUTHORIZED REPRESENTATIVE

© Chartis Inc. All rights reserved.

RIDER 9

RIDER# 10

This rider, effective 12:01 am	April 5, 2012	forms a part of

bond number        01-686-02-51

issued to        APOLLO INVESTMENT CORPORATION

by        National Union Fire Insurance Company of Pittsburgh, Pa.

STOP PAYMENT LEGAL LIABILITY

It is agreed that:

1.	In consideration of the additional premium included herein, this policy is extended to indemnify the Insured against any and all sums which the Insured shall become obligated to pay by reason of the liability imposed upon the Insured by law for damages:

(a)	for having either complied with or failed to comply with any written notice of any depositor of the Insured or any authorized Representative of such depositor to stop payment of any cheque or draft made or drawn by such depositor or any authorized representative of such depositor, or

(b)	for having refused to pay any cheque or draft made or drawn by any depositor of the Insured or any authorized representative of such depositor.

Provided always that:

(1)	the Insured shall bear the first $nil for each and every loss.

(2)	the Underwriter’s liability under this rider shall be limited to $100,000 for any one loss and in all during each policy year, subject to a $100,000 annual aggregate.

(3)	the term “Policy Year” as used in this rider shall mean each period of twelve calendar months commencing the effective date of the attached bond.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© Chartis Inc. All rights reserved.

RIDER 10

RIDER# 11

This rider, effective 12:01 am	April 5, 2012	forms a part of

bond number        01-686-02-51

issued to        APOLLO INVESTMENT CORPORATION

by            National Union Fire Insurance Company of Pittsburgh, Pa.

UNAUTHORIZED SIGNATURE

It is agreed that:

1.	The attached bond is amended to include the following insuring agreement:

UNAUTHORIZED SIGNATURE

Loss resulting directly from the Insured having accepted, paid or cashed any original check or withdrawal order made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account it shall be a condition precedent to the Insured’s right of recovery under this Coverage that the Insured shall have on file signature of all persons who are signatories on such account.

2.	The Limit of Liability on this Agreement is $100,000 as part of, and not in addition to, the Aggregate Limit of Liability shown on the Declaration Page; a $5,000 deductible shall apply to each and every loss.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

AUTHORIZED REPRESENTATIVE

© Chartis Inc. All rights reserved.

RIDER 11

RIDER# 12

This rider, effective 12:01 am	April 5, 2012	forms a part of

bond number        01-686-02-51

issued to        APOLLO INVESTMENT CORPORATION

by            National Union Fire Insurance Company of Pittsburgh, Pa.

TERMINATION OR CANCELLATION SECTION AMENDED RIDER

It is agreed that:

1.	Section 12. TERMINATION OR CANCELLATION of the CONDITIONS AND LIMITATIONS Clause of the attached bond is deleted in its entirety and replaced with the following:

TERMINATION OR CANCELLATION

Section 12. The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© Chartis Inc. All rights reserved.

RIDER 12

RIDER# 13

This endorsement, effective 12:01 am	April 5, 2012	forms a part of

policy number        01-686-02-51

issued to APOLLO INVESTMENT CORPORATION

by            National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM

(REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.	Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy’s other terms and conditions to the Insurer by email at the following email address:

c-claim@chartisinsurance.com

Your email must reference the policy number for this policy. The date of the Insurer’s receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: Chartis, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227-1750.

2.	Definitions: For this endorsement only, the following definitions shall apply:

(a)	“Insurer” means the “Insurer,” “Underwriter” or “Company” or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b)	“Notice of Claim Reporting” means “notice of claim/circumstance,” “notice of loss” or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c)	“Policy” means the policy, bond or other insurance product to which this endorsement is attached.

3.	This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 013

RIDER# 14

This endorsement, effective 12:01 am	April 5, 2012	forms a part of

policy number        01-686-02-51

issued to APOLLO INVESTMENT CORPORATION

by            National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 014

RIDER# 15

This rider, effective 12:01 am	April 5, 2012	forms a part of

bond number        01-686-02-51

issued to        APOLLO INVESTMENT CORPORATION

by            National Union Fire Insurance Company of Pittsburgh, Pa.

CENTRAL HANDLING OF SECURITIES RIDER

It is agreed that:

1.	Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the insured but only as respects coverage on Certificated Securities:

SCHEDULE

DEPOSITORY                                                         LOCATIONS COVERED

ALL DEPOSITORIES USED BY THE INSURED AND ALL LOCATIONS OF SAID DEPOSITORIES

2.	Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured’s interest as effected by the making of appropriate entries on the books and records of such Depository.

3.	The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.

4.	If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in part 3 above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Underwriter.

5.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© Chartis Inc. All rights reserved.

RIDER 15

RIDER# 16

This endorsement, effective 12:01 am	April 5, 2012	forms a part of

policy number        01-686-02-51

issued to APOLLO INVESTMENT CORPORATION

by            National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
46726	12/87	FINANCIAL INSTITUTION BOND - FORM # 14 DEC
	08/88	FINANCIAL FIDELITY FORM 14 GUTS
SR 6180b	12/93	NEW YORK STATUTORY RIDER
NAMED INSURED RIDER
EMPLOYEE DEFINITION AMENDED RIDER
AMENDED FIDELITY WORDING
FIDELITY DEDUCTIBLE AMENDED RIDER
SYSLIB		UNCERTIFICATED SECURITIES COVERAGE
COMPUTER SYSTEMS
AUDIT EXPENSE
ERISA
STOP PAYMENT LEGAL LIABILITY
UNAUTHORIZED SIGNATURE
TERMINATION OR CANCELLATION SECTION AMENDED RIDER
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
89644	07/05	COVERAGE TERRITORY ENDORSEMENT (OFAC)
CENTRAL HANDLING OF SECURITIES RIDER
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

78859 (10/01)	Page 1 of 1

CLAIM REPORTING FORM

Issuing Company: National Union Fire Insurance Company of Pittsburgh, Pa.

Reported under Policy/Bond Number:	01-686-02-51	Date:

Type of Coverage: D&O	E&O	Fidelity	(complete the Fidelity Supplemental on the next page)

Insured’s Name, as given on Policy Declarations (Face Page):

APOLLO INVESTMENT CORPORATION

Contact Person:

Title:

Phone:	( )	-	Ext

eMail:	@

Case or Claimant Name:

If the party involved is different from “Insured” Name (as given on Policy Declarations) state relationship:

Insurance Broker/Agent:	AON RISK SERVICES NORTHEAST INC.

Address:	199 WATER ST, NEW YORK, NY 10038-3526

Address:

Contact:	MICHAEL O’NEILL	Phone:

eMail:	Michael_O’Neill@ars.aon.com

Send Notice of Claims to:	Chartis	Phone:	(888) 602-5246
	Financial Lines Claims	Fax:	(866) 227-1750
	P.O. Box 25947	Email:	c-Claim@chartisinsurance.com
Shawnee Mission, KS 66225

CLAIM REPORTING FORM

FIDELITY SUPPLEMENTAL

(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: National Union Fire Insurance Company of Pittsburgh, Pa.

Reported under Policy/Bond Number: 01-686-02-51

Date of Discovery:	Estimated Amount of loss:

Cause of Loss:	Employee Dishonesty	Computer Fraud

	Funds Transfer	Robbery/Burglary

	ID Theft	Forgery

	Client Property	In Transit

	ERISA	Credit Card Forgery

	Other	if Other, describe:

Send Notice Of Claims To:	Chartis	Phone:	(888) 602-5246
	Financial Lines Claims	Fax:	(866) 227-1750
	P.O. Box 25947	Email:	c-Claim@chartisinsurance.com
Shawnee Mission, KS 66225

centralized Customer Link and Information Management

EXHIBIT C

JOINT FIDELITY BOND AGREEMENT

AS AMENDED AND RESTATED

This JOINT FIDELITY BOND AGREEMENT as amended and restated is dated as of March 13, 2009 by and between Apollo Investment Corporation (the “Corporation”), a Maryland corporation, Apollo Investment Management, L.P. (the “Adviser”), a Delaware limited partnership, and Apollo Investment Administration, LLC (the “Administrator”), a Delaware limited liability company.

W I T N E S S E T H:

WHEREAS, the Corporation, the Adviser, and the Administrator are joint named insureds (each, an “Insured” and collectively, the “Insureds”) under a fidelity bond from time to time in effect (the “Bond”);

WHEREAS, the Corporation is required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, Rule 17g-1 under the 1940 Act requires that the Insureds enter into an agreement with each other, containing certain provisions regarding the respective amounts to be received by them in the event recovery is received under the Bond as a result of a loss sustained by them; and

WHEREAS, this Agreement has been approved by the directors of the Corporation, including a majority of the directors who are not “interested persons” of the Corporation (as defined in the 1940 Act).

NOW THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

1. Each Insured agrees to maintain in effect, and will pay a portion of the premiums for, the Bond, which premium will be allocated prorata according to the relative premium that such Insured would pay for separate fidelity bond coverage.

2. In the event recovery is received under the Bond as a result of a loss sustained by each Insured, each Insured shall receive an equitable and proportionate share of the recovery, but each Insured shall receive an amount at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

3. Each party shall, within ten days after making any claim under the Bond, provide the other party with written notice of the amount and nature of such claim. Each party shall, within ten days after the receipt thereof, provide the other party with written notice of the terms of settlement of any claim made under the Bond by such party.

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4. This Agreement and the rights and duties hereunder shall not be assignable by any party hereto without the written consent of the other party.

5. This Agreement may be amended by the parties hereto only if such amendment is approved by the Board of Directors of the Corporation and such amendment is set forth in a written instrument executed by each of the parties hereto.

6. This Agreement shall be construed in accordance with the laws of the State of New York.

This agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, this Agreement has been executed by the parties as of the date first set forth above.

APOLLO INVESTMENT CORPORATION

By:	/s/ Gordon E. Swartz
Name:	Gordon E. Swartz
Title:	Secretary

APOLLO INVESTMENT MANAGEMENT, L.P.

By:	ACC Management, LLC, its general partner

By:	/s/ James C. Zelter
Name:	James C. Zelter
Title:	President

APOLLO INVESTMENT ADMINISTRATION, LLC

By:	/s/ James C. Zelter
Name:	James C. Zelter
Title:	Vice President

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